CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT is made and entered into effective as of this 1st day of April, 2010 by and between **O&M Partners, LLC**, a limited liability company validly subsisting under the laws of the State of New York, with an address at 747 Third Avenue, 15th Floor, New York, New York, USA 10017 ("Consultant") and **Hard Creek Nickel Corporation,** a company validly subsisting under the laws of the province of British Columbia, with an address at 1060-1090 West Georgia Street, Vancouver, BC Canada V6E 3V7 ("Client").

WHEREAS Client has agreed to engage Consultant to provide investor targeting services upon the terms and conditions contained herein.

NOW THEREFORE in consideration of the mutual covenants and agreements made herein, the parties hereby agree as follows:

1. TERM

1.1 The term of this agreement (the "Term") will begin on April 1, 2010 and, subject to earlier termination in accordance with the provisions hereof, will extend for a period of twelve (12) months.

The Term may be extended by the written agreement of the parties.

2. SCOPE OF SERVICES

2.1 Consultant will use its best efforts during the Term to:

(a) initiate contacts and meetings with institutional investors, independent money managers and market makers on behalf of Client; and

(b) introduce representatives of the Client to institutional investors, independent money managers and market makers.

2.2 Any additional services to be rendered by Consultant on behalf of Client will be specifically agreed and outlined in writing, which writing will be attached hereto as an exhibit and thereby become a part of this agreement prior to any such additional services being rendered.

2.3 Consultant specifically acknowledges that it is not registered as a broker-dealer in any state of the United States, and both Client and Consultant confirm, acknowledge and agree that Consultant is not being requested to, and Consultant will not, perform any services hereunder, or take any other actions, on behalf of Client which would require that Consultant be so registered.

3. RELATIONSHIP OF CLIENT AND CONSULTANT

3.1 Consultant will not engage in any activity that directly conflicts with Client. However, Client hereby acknowledges and understands that Consultant provides services which are similar or identical to the services provided to Client hereunder to other clients, and that Client is not an exclusive client of Consultant. It is understood that such services provided by Consultant to others include contact with shareholders/investors and other traditional services provided by investor relations firms.

3.2 Consultant will treat as proprietary to Client any and all information belonging to Client disclosed to Consultant in the course of the performance of services provided by Consultant hereunder. Consultant further acknowledges that, in the performance of its services for Client hereunder, specific sensitive information concerning Client or any of its affiliates, or their respective businesses, assets and operations, the disclosure of which to any third parties would violate applicable Canadian or United States securities laws, regulations or rules will be kept in strict confidence by Consultant and all of its directors, managers, officers and employees.

4. COMPENSATION

4.1 Client will pay to Consultant for a fee of [redacted], per day for each day that Consultant provides Client with introductory meetings with potential investors. In addition to the foregoing fee, Client will pay Consultant, each month at the same time as the applicable monthly fee:

(a) a US ONE HUNDRED SEVENTY TWO (USD 172) DOLLAR stock research fee; and

(b) a US FIFTY (USD 50) DOLLAR fixed long distance fee.

4.2 In addition to the monthly fee and stock research fee provided in subsection 4.1, Client will, grant to Consultant, an incentive stock option to purchase **ONE HUNDRED FIFTY THOUSAND (150,000)** free-trading common shares in the capital of Client upon commencement of this agreement at an exercise price equal to that of other options granted to directors, officers and consultants of Client at the same time (or such other price as may be required by the TSX)

4.3 In order to evidence the availability of an exemption from applicable securities laws for the grant of the Option to Consultant, Consultant (and any required principals thereof) will execute and deliver to Client such certificates, instruments or attestations as may be reasonably required by Client. Consultant represents and warrants to Client, with the knowledge and intent that Client will rely thereon in determining to grant the Option to Consultant, that it is an

"accredited investor" as that term is defined in Regulation D made under the *United States Securities Act of 1933*, as amended, and Consultant will, as a condition precedent to the grant (and any exercise) of the Option, execute and deliver to Client all such forms, certificates and instruments as Client may reasonably require in order to evidence and support the availability of an exemption for the issuance or exercise of the Option. Consultant consent to the disclosure of any personal information with respect to Consultant, or any of its directors, managers, officers, employees or members, contained therein to any securities regulatory body or stock exchange if required thereby.

4.4 Client will, on a monthly basis (or as otherwise agreed by Client and Consultant), pay or, if paid by Consultant will reimburse Consultant for, all reasonable out-of-pocket costs incurred by Consultant in connection with the provision of the services hereunder, including, without limitation, postage and printing costs (but not including any long-distance charges which are covered by the fixed fee in paragraph 4.1(b)), provided that such costs have been approved in advance by Client and are supported by third party invoices or receipts.

4.5 Client will provide Consultant with such copies of publicly available information and materials with respect to Client and its business and affairs as may be reasonably required by Consultant in connection with Consultants performance of the services hereunder.

5. REPRESENTATION & INDEMNIFICATION BY CONSULTANT

5.1 Consultant and its employees will:

(a) devote time and effort in performing services hereunder as is reasonably required and at reasonable times;

(b) provide the services hereunder in a good and workman-like manner, to the best of their ability and using their best efforts, skill and judgement in accordance with good and prudent business and public company disclosure practices and in accordance with all applicable laws and regulations, the rules, policies and national and multilateral instruments of applicable Canadian and United States securities commissions, and the rules and policies of applicable stock exchanges; and

(c) will perform all services hereunder as an independent contractor, and will not, in the performance of services hereunder, be considered for any reason to be, nor will Consultant or any of its directors, managers, officers or employees hold itself or themselves out to be, an agent, partner, employee, representative or servant of Client.

5.2 Consultant will defend, indemnify and save harmless Client, and its directors, officers and employees, from and against any and all losses, expenses, suits, actions, causes of action, liabilities, obligations, damages, and costs of any kind or nature made or brought against or suffered, incurred, or borne by any of Client, or its directors, officers, or employees, and arising out of or resulting from or in any way related to or caused by:

(a) the failure of Consultant, or any of its directors, officers or employees, to carry out, provide and render the services hereunder in accordance with all applicable laws and regulations and the instruments, rules and policies of applicable stock exchanges and securities commissions; or

(b) any inaccurate statement or misrepresentation made by Consultant, or any of its directors, managers, officers or employees, provided that such indemnification will not pertain to any information provided by or attributable to Client.

6. REPRESENTATION & INDEMNIFICATION BY CLIENT

6.1 Client will be deemed to make a continuing representation of the accuracy of any and all material facts, information and data which it supplies to Consultant and Client acknowledges its awareness that Consultant will rely on such continuing representation in disseminating such information and arranging introductions and meetings hereunder. Client hereby agrees to indemnify the Consultant against and to hold the Consultant harmless from any claims, demands, suits, loss or damages arising out of Consultant's reliance upon the accuracy of such facts, information and data.

7. TERMINATION

7.1 This agreement will terminate upon any one or more of the following events:

(a) upon written notice to Consultant from Client upon the occurrence of any of the following events:

(i) Consultant commits an act of bankruptcy, is adjudicated a bankrupt or otherwise becomes subject to the provisions of applicable United States bankruptcy or similar legislation, or if a receiver, liquidator or receiver manager is appointed for the assets or business of Consultant,

(ii) Consultant, or any of its directors, officers or employees, in the reasonable opinion of Client, performs any of the Service, or otherwise takes any actions, which violate, or could reasonably be considered to violate, any applicable laws and regulations, the rules, policies and national and multilateral instruments of applicable securities commissions, or the rules and policies of applicable stock exchanges,

(iii) Consultant, or any of its directors, officers or employees, in the reasonable opinion of Client, takes any actions or performs any of the services in a manner which does, or which could or might reasonably be considered to, bring the reputation of Client into disrepute or harm Client in the view of the investing public or of any applicable securities regulator or stock exchange, or

(iv) there is a complete or substantially complete refusal by Consultant to render the services hereunder; or

(b) Consultant is, in the reasonable judgment of Client, unable to or does not efficiently and competently perform and carry out the services hereunder and has not remedied any such deficiency, to the reasonable satisfaction of Client, within thirty (30) days of being notified of any such deficiency; or

(c) Consultant reserves the right, upon a thirty (30) day written notice of its intention, to terminate this agreement.

7.2 Upon the termination of this agreement, for whatever reason, all of the liabilities, obligations and rights of Consultant and Client will cease as of the effective date of such termination, except for the provisions of subsection 3.2 and sections 5 and 6, each of which will continue in full force and effect for so long as may be necessary.

7.3 No compensation is payable to Consultant by Client, or by Consultant to Client, as the result of a termination, for any reason other than to reimburse Consultant for expenses previously incurred on behalf of Client, of this agreement, provided that, upon Client providing notice to Consultant to terminate this agreement pursuant to paragraph 7.1(c) Client may, in its sole discretion, pay to Consultant a lump sum payment equal to three months' fees pursuant to subsection 4.1, in which case this agreement will terminate forthwith upon such payment being made.

8. ASSIGNMENT

8.1 The obligations and rights of Consultant under this agreement are personal and may not be assigned or transferred.

8.2 The obligations and rights of Client under this agreement may not be assigned or transferred without the prior written consent of Consultant first being obtained.

9. AMENDMENT

9.1 This agreement may be modified or amended provided such modifications or amendments are mutually agreed upon by and between the parties and that such modification or amendments are made in writing and signed by both parties.

10. GENERAL

10.1 Any notice or other communication to be given hereunder will be in writing and will be addressed to the party to receive the same at the address for such party set out on page one hereof. All notices will be given personally or delivered by prepaid courier delivered to the party to receive the same and will be deemed to have been given and received on the day of delivery. Any party may at any time give notice in writing to the other of a change in its address for the purposes of this agreement.

10.2 The failure of a party to insist upon strict adherence to any one or more of the terms of this agreement on one or more occasions will not be construed as a waiver of any such term by such party or deprive that party of the right to require strict compliance thereafter with the same or any other term of this agreement.

10.3 If any portion of this agreement is held to be invalid or unenforceable by a court of competent jurisdiction, the remaining covenants and restrictions or portions thereof will remain in full force and effect, and if the invalidity or unenforceability is due to the unreasonableness of time, such covenants and restrictions will be effective for such period of time as may be determined to be reasonable by a court of competent jurisdiction.

10.4 The parties will each do, or cause to be done, all acts or things necessary to implement and carry into effect this agreement to the full extent contemplated hereby.

10.5 The headings used throughout this agreement are inserted for reference purposes only and are not to be considered, or taken into account, in considering the terms or provisions of this agreement, nor to be deemed in any way to qualify, modify or explain the effect of any such terms or provisions.

10.6 This agreement constitutes the entire agreement among the parties hereto in relation to the subject matter hereof and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether verbal or written, expressed or implied, statutory or otherwise among Consultant and Client with respect to the subject matter herein.

10.7 This agreement will be governed by and interpreted in accordance with the laws of the State of New York.

10.8 This agreement may be signed in one or more counterparts, each of which will be deemed an original, but all of which will constitute one and the same agreement.

HARD CREEK NICKEL CORPORATION	**O & M PARTNERS, LLC**
By: [signature]	By: David Mandy
Date: April 5/10	Date: April 1, 2010
Print name: Mark Jarvis	Print name: David Mandy